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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the Month of March 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X]   Form 40-F [ ]


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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ISSUE OF MID TERM NOTES BY SHINHAN BANK


On March 2, 2005, Shinhan Bank, one of our major banking subsidiaries, decided to issue mid term notes (the "Notes") in the aggregate principal amount of USD 30,000,000. The following is the terms and conditions of the Note issuance.


1. Issuer                : Shinhan Bank
2. Form of Debt          : Senior, Unsecured
3. Dealer                : Deutsche Bank AG, London
4. Amount                : USD 30 Million
5. Issue Price           : 100%
6. Trade Date            : March 2, 2005
7. Issue Date            : March 16, 2005
8. Maturity Date         : March 16, 2010, subject to Call Option
9. Coupon                : Maximum 5.5%
10. Payment Dates        : Quarterly
11. Redemption Price     : 100%
12. Call Option          : The issuer has the right to call the Notes at
                           par after 1 year and annually thereafter by giving no less than 10 Business Days notice to Note holder.
13. Listing              : Luxembourg


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:   Byung Jae Cho
                                            Title:  Chief Financial Officer

Date : March 3, 2005